Exhibit (a)(3)

July 16, 2003

Stock Option Exchange Program

To: All Electroglas Employees

The weak economy over the last couple of years has been hard on everyone, especially those of us in the High Technology sector. I know each of you has gone through some very tough times. You’ve seen the company downsize, you’ve forgone raises and bonuses and many of your stock options are “underwater”. Yet you hung in there and helped make Electroglas the company that it is today. I thank all of you for your sacrifices and commitment.

For these reasons, as well as others, I am extremely happy to announce that the Board of Directors has approved a special program called the Electroglas Stock Option Exchange Program. Under this program all Electroglas employees and employees of our subsidiaries, except executive officers and directors, will be able to exchange certain existing stock options for new stock options with prices that more accurately reflect current market conditions. This program is closely regulated with very specific rules. Therefore, we will hold a meeting on Friday July 18, 2003 at 10:00 a.m. Pacific time for employees located in the United States to explain the program in detail and to answer any questions. Additional meetings for employees located in the United States will be scheduled if needed. If you are an employee outside of the United States, the meeting to occur in your area will be announced at a later date. In addition, we have set up an e-mail box (bstrong@electroglas.com) where you can send your questions. But in the interim, let me give you an overview of the program:

•	The stock option exchange program allows Electroglas employees and employees of our subsidiaries (other than executive officers and directors) to cancel stock option grants with exercise prices of $5.00 or more in exchange for the promise of replacement stock option grants, for a lesser number of options, approximately six months later.

•	If some of your stock options have an exercise price of $5.00 or more and some have exercise prices under $5.00, you can participate in the program with only those at or over $5.00. However, if you choose to take part in the program, any grants issued after January 14, 2003 must be included in the exchange, regardless of the exercise price.

•	Employees who take part in the exchange will not be eligible to receive replacement option grants for at least six months after canceling their options.

•	The program is completely voluntary, every individual employee can choose whether or not he/she wants to participate.

•	Each replacement option will vest over an eighteen-month period with twenty five percent vesting on the grant date and an additional twenty five percent vesting on each six-month anniversary of the grant date.

•	Replacement options will be priced at the Nasdaq closing sale price of Electroglas common stock on the date the replacement options are granted.

You will be receiving via email information on the Electroglas Option Exchange Program within the next day or two. Please read the information carefully. The program is complex, and there are many factors to consider when making this decision.

If you decide to take part in the program, you must fill out and sign the forms included in the package. Forms must be received by The Human Resources Department by 9:00 p.m. Pacific time on August 12, 2003. If the proper forms are not received by the deadline you will not be able to participate in this program.

I know there are many questions and we will answer each and every one of them.

Sincerely Yours,

The Electroglas Management Team